51, Sogong-ro, Jung-gu

Seoul 04632, Korea

Tel: +822-2125-2050

Fax: +82-0505001-0451

http://www.woorifg.com

August 23, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley, Staff Accountant

John Nolan, Senior Advisor

Division of Corporation Finance

Office of Finance

Re:	Woori Financial Group Inc.

Form 20-F Filed May 16, 2022

File No. 001-31811

Dear Messrs. Volley and Nolan:

Reference is made to your letter dated August 10, 2022 (the “Comment Letter”) addressed to Woori Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the Commission on May 16, 2022. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company advise the Staff of when it will provide a response.

In order to respond more fully to the Comment Letter, the Company would be grateful for the additional opportunity to gather necessary facts and to engage in a further detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to provide its responses to the Staff by no later than September 7, 2022. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by September 7, 2022.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 2

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the Company’s Investor Relations Department, to the attention of Jeong Soo Lee at +822-2125-2050 (fax: +82-0505001-0451), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +822-6353-8020 (fax: +822-6353-8099).

Sincerely,

/s/ Jeong Soo Lee
Jeong Soo Lee
Senior General Manager, Investor Relations Department

cc:	Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP